AFRICO RESOURCES LTD.

#1108 - 1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3
Telephone: (604) 646-3225 • Facsimile: (604) 646-3226

June 17, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549 USA

Ladies and Gentlemen:

Re: **Rule 12g3-2(b) Supplemental Materials**
Africo Resources Ltd.
Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended
(SEC File No. – 82-35147)

On behalf of Africo Resources Ltd. (the "***Company***"), we hereby furnish to the Securities and Exchange Commission (the "***SEC***") the following documents pursuant to the requirements of Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"). Pursuant to Rule 12g3-2(b)(5), the furnishing of this information to the SEC does not constitute an admission by the Company that it is subject to the Exchange Act.

Pursuant to Rule 12g3-2(b)(1)(iii), the Company submits the information attached hereto as Schedule A; which consists of the following documents:

1. News release dated June 11, 2008;
2. News release dated June 12, 2008;
3. Report of Voting Results dated June 13, 2008, for the June 12, 2008 annual and special shareholder meeting.

If you have any questions regarding the enclosures, please do not hesitate to contact Michael O'Brien at (604) 646-3225.

Sincerely,

Africo Resources Ltd.

"Michael O'Brien"

Michael O'Brien
Chief Financial Officer

SCHEDULE A

1. News release dated June 11, 2008;
2. News release dated June 12, 2008;
3. Report of Voting Results dated June 13, 2008, for the June 12, 2008 annual and special shareholder meeting.

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Africo receives unsolicited conditional proposal from Creat Group Co., Ltd.

/THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS AGENCIES/

TORONTO, June 11 /CNW/ - Africo Resources Ltd. (TSX:ARL) announces that it has received a non-binding, conditional proposal from Creat Group Co., Ltd. ("Creat"), an investment enterprise group based in Beijing, China, which focuses on industrial, real estate, mineral resource and financial investments. The proposal is for Creat to subscribe for 35 million units of Africo at a price of CAD $3.00, each unit consisting of one common share of Africo and one-half of one warrant, each whole warrant entitling the holder to purchase an additional common share at a price of CAD $4.00 for a period of 24 months from the date of issuance. In addition, Creat proposed that it would be responsible for arranging the balance of the capital required to develop Africo's Kalukundi property and would assist Africo in resolving its outstanding legal proceedings in the DRC regarding the ownership of Swanmines Sprl. Creat stated that the completion of an investment would be subject to due diligence by Creat, which would take approximately four months to complete.

Africo's management is of the view that it cannot consider the proposal from Creat at this time as the proposal is in a very preliminary form and is conditional upon, among other things, Creat performing due diligence to its satisfaction. There is no assurance that any transaction contemplated by the proposal could be finalized to Africo's satisfaction or that the current legal dispute between Africo and Akam Mining sprl would be resolved.

Africo maintains and re-confirms its recommendation to its shareholders to approve the transactions contemplated with Camrose at Africo's annual and special meeting scheduled for June 12, 2008, the details of which are included in Africo's information circular dated May 14, 2008 and filed on www.sedar.com. In making this recommendation, Africo's management is of the view that the injection in the short term of $100 million equity capital by Camrose at $2.50 per unit as well as the potential project synergies provided through the adjacent Mashitu properties and the settlement of the Akam legal dispute, when taken together, are in the best interests of Africo and its shareholders. As outlined in the circular, the transactions with Camrose will bring a resolution to the litigation surrounding Swanmines. If the transaction with Camrose were not to proceed, there can be no assurance whatsoever as to the outcome of such litigation.

Note for editors:

Africo Resources Ltd is a Canadian mineral company, committed to developing, acquiring and exploring for base metal and gold assets in Africa. The company's main project is Kalukundi, a development stage copper-cobalt deposit located in the Katangan Copperbelt in the Democratic Republic of Congo (DRC). The development team has an operational base in the DRC, with the company corporate offices located in Vancouver, Canada. The company listed on the Toronto Stock Exchange in December 2006.

Forward-looking statements:

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Africo expects to occur, are forward looking statements.

Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may",

"could" or "should" occur. Although Africo believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Africo's management on the date the statements are made. Other than as required by law, Africo undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

%SEDAR: 00024685E

/For further information: Dr Tony Harwood, President and CEO, on tel: +27(11) 463-0081; Michael O'Brien, CFO, on tel: (604) 646-3225; Bill Cavalluzzo (Investor Relations) on tel: (416) 265-8049; Charmane Russell (Investor Relations) on tel +27(11) 880-3924/
(ARL.)

CO: Africo Resources Ltd.

CNW 17:48e 11-JUN-08

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Africo shareholders approve $100M private placement and associated Camrose transactions

/THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS AGENCIES/

TORONTO, June 12 /CNW/ - Africo Resources Ltd. (TSX: ARL) is pleased to confirm that, further to its news release of April 21, 2008, Africo's shareholders have voted to approve the $100M private placement at a price of $2.50 per unit by Camrose Resources Limited ("Camrose") and the associated transactions with Camrose as detailed in that press release. Each unit will consist of a common share and one-half of a share purchase warrant. Each whole warrant will entitle Camrose to acquire an additional common share at a price of $3.50 per share for an eighteen month period following closing. This placement will result in Camrose owning approximately 60% of the outstanding share capital of Africo prior to the exercise of any warrants. Camrose is entitled to majority representation on the Board of Africo, and the right to participate in future financings to maintain its percentage equity ownership.

In terms of agreements concluded between Africo and Camrose and approved by shareholders in today's vote, Camrose has agreed that the entity which is involved in a legal dispute regarding the ownership of Africo's Kalukundi property, and which was recently acquired by an affiliate of Camrose, will unequivocally confirm Africo's ownership of 75% of the outstanding shares of Swanmines, the entity holding the Kalukundi project, in consideration for which Africo will issue an aggregate of 5,400,000 common shares to Camrose.

Africo has also agreed to acquire 75% of the Mashitu property, adjacent to Kalukundi, from an affiliate of Camrose, with the remaining 25% interest continuing to be held by Gecamines. The purchase price is to be based on a valuation to be prepared by SRK and will be satisfied by the issuance of common shares of Africo at a price per share of $2.50.

Dr. Tony Harwood stated that: "We thank our shareholders for their overwhelming support of this new partnership which will enable us to continue building Africo and bringing the Kalukundi property into production. We look forward to finalizing the transaction."

Note for editors:

Africo Resources Ltd is a Canadian mineral company, committed to developing, acquiring and exploring for base metal and gold assets in Africa. The company's main project is Kalukundi, a development stage copper-cobalt deposit located in the Katangan Copperbelt in the Democratic Republic of Congo (DRC). The development team has an operational base in the DRC, with the company corporate offices located in Vancouver, Canada. The company listed on the Toronto Stock Exchange in December 2006.

Forward-looking statements:

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Africo expects to occur, are forward looking statements.

Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although Africo believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success,

continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Africo's management on the date the statements are made. Other than as required by law, Africo undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

%SEDAR: 00024685E

/For further information: Dr Tony Harwood, President and CEO, on tel: +27(11) 463-0081; Michael O'Brien, CFO, on tel: (604) 646-3225; Charmane Russell (Investor Relations), on tel +27(11) 880-3924/
(ARL.)

CO: Africo Resources Ltd.

CNW 09:08e 13-JUN-08

AFRICO RESOURCES LTD.

REPORT OF VOTING RESULTS

This report is being filed pursuant to Section 11.3 of National Instrument 51-102 – *Continuous Disclosure Obligations* and relates to the results of voting at the annual and special meeting of shareholders of Africo Resources Ltd. (the "Corporation") held on June 12, 2008.

The following is a brief description of each of the matters voted upon at the meeting and the outcome of the votes. Voting was conducted by a show of hands and by ballot vote, as indicated below, by shareholders present in person or represented by proxyholder.

ITEM OF BUSINESS	OUTCOME OF THE VOTE
Election of directors:	This vote was conducted by show of hands: The 6 nominees proposed by management being: David W. Adamson John Dixon Antony Harwood Lukas Marthinus Maree Michael O'Brien; and Chris Theodoropoulos were elected as directors of the Corporation for the ensuing year, or until a successor is appointed.
Re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the Corporation's auditor until the next annual meeting (or until a successors is appointed), at a remuneration to be fixed by the directors:	This vote was conducted by show of hands: PricewaterhouseCoopers LLP, Chartered Accountants, was appointed as the Corporation's auditor until the next annual meeting (or until a successors is appointed), at a remuneration to be fixed by the directors.
Amendment to, and the subsequent termination of, the Corporation's Shareholder Rights Plan Agreement dated as of May 25, 2007 between the Corporation and Computershare Trust Company of Canada:	This vote was conducted by ballot: For: 85.85% Against: 14.15% Amendment to, and the subsequent termination of, the Corporation's Shareholder Rights Plan Agreement was approved.

ITEM OF BUSINESS	OUTCOME OF THE VOTE
Approval of the proposed transactions with Camrose Resources Limited (the "Camrose Transactions Resolutions" as described and set out in the Corporation's Management Information Circular date May 14, 2008):	This vote was conducted by ballot: For: 87.00% Against: 13.00% Approval of the Camrose Transactions Resolutions was approved.
Approval (by shareholders who are not insiders of the Corporation, or associates of such insiders, and who are entitled to participate in the 2008 Stock Option Plan (the "Disinterested Shareholders")) of implementation by the Board of Directors of the Corporation of the 2008 Stock Option Plan:	This vote was conducted by ballot: For: 88.20% Against: 11.80% Approval of implementation of the 2008 Stock Option Plan was approved by the Disinterested Shareholders.

Dated at Vancouver, British Columbia, this 13th day of June, 2008.

AFRICO RESOURCES LTD.

"Chris Theodoropoulos"

Chris Theodoropoulos
Chairman of the Board

END